SKY PETROLEUM, INC.
401 Congress Avenue, Suite 1540
Austin, Texas 78701
Phone: (512) 687-3427

April 24, 2006

Via:    Facsimile and EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Ms. Donna Levy

Re:	Response Letter to SEC Comments to From S-1 filed February 13, 2006 File No. 333-131806

Ladies and Gentlemen:

On behalf of Sky Petroleum, Inc. (the “Company”), we hereby respectfully submit this response to comments made by the Securities and Exchange Commission (“SEC”) on March 14, 2006, in regard to the Form S-1 filed by the Company on February 13, 2006 (File No. 333-131806).

Our responses are as follows:

Undertakings, page II-4

Staff Comment No. 1

Please provide the undertaking required by Item 512(a)(6)

The Company’s response

The Company filed, on April 24, 2006, an Amended Form S-1 Registration Statement which contains the undertaking required by Item 512(a)(6), as requested by the SEC comment. The undertaking may be found in the “Undertakings” section, heading (a)(5), page 62 of the Amended Form S-1.

Very truly yours, SKY PETROLEUM, INC. /s/ Michael Noonan Michael Noonan VP Corporate and Secretary